Exhibit 99.1

Bright Scholar Announces Results of 2024 Annual General Meeting

FOSHAN, China, Dec. 20, 2023 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it held its 2024 annual general meeting of shareholders on December 19, 2023. At the meeting, the shareholders resolved by ordinary resolutions to ratify the appointment of (1) Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ended August 31, 2023, (2) Mr. Hongru Zhou as a director and chairman of the board of directors of the Company (the “Board”) and a member of the nominating and corporate governance committee and the compensation committee of the Company, and (3) Mr. Meng Rui as an independent director and the chairman of the audit committee of the Board.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

IR Contact:

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814